UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a)
and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)
Health Fitness Corporation

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
42217V201

(CUSIP Number)
Trustmark Companies
400 Field Drive
Lake Forest, Illinois 60045
Attention: Sara Lee Keller
(847) 615-1500

with a copy to:
Larry A. Barden
Scott R. Williams
Sidley Austin LLP
1 South Dearborn
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 25, 2010

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42217V201	13D

1	NAME OF REPORTING PERSONS
	Trustco Minnesota, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		9,979,030

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,979,030

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,979,030

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	42217V201	13D

1	NAME OF REPORTING PERSONS
Trustco Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,979,030*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,979,030*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,979,030*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.0%*

14	TYPE OF REPORTING PERSON

CO
*Trustco Holdings, Inc. disclaims beneficial ownership of the reported securities, and this Schedule 13D shall not be deemed an admission that Trustco Holdings, Inc. is the beneficial owner of the reported securities for any purposes.

CUSIP No.	42217V201	13D

1	NAME OF REPORTING PERSONS
Trustmark Mutual Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		9,979,030*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,979,030*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,979,030*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.0%*

14	TYPE OF REPORTING PERSON

IC
*Trustmark Mutual Holding Company disclaims beneficial ownership of the reported securities, and this Schedule 13D shall not be deemed an admission that Trustmark Mutual Holding Company is the beneficial owner of the reported securities for any purposes.

Item 1. Security and Issuer.
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Health Fitness Corporation, a Minnesota corporation (the “Issuer” or “Health Fitness”). The principal executive offices of Health Fitness are located at 1650 West 82nd Street, Suite 1100, Bloomington, Minnesota 55431.
Item 2. Identity and Background.
     This Schedule 13D is being filed by (i) Trustco Minnesota, Inc., a Minnesota corporation (the “Purchaser”), which is a wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”), which is an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Trustmark”), (ii) Parent and (iii) Trustmark pursuant to Rule 13d-1(a) of Regulation D under the Exchange Act. The address of the principal executive offices of each of the Purchaser, Parent and Trustmark is 400 Field Drive, Lake Forest, Illinois 60045.
     Trustmark is an Illinois mutual insurance holding company that provides access to a full spectrum of flexible employee benefit solutions, such as benefits administration, group health insurance, healthcare management programs and voluntary benefit products including life, critical illness, accident and disability insurance. Parent is a holding company for Trustmark’s non-insurance company subsidiaries. The Purchaser was formed solely for the purpose of acquiring Health Fitness and has not engaged, and does not expect to engage, in any other business activities.
     Set forth in Schedule I hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship, of each of the Purchaser’s, Parent’s and Trustmark’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling the Purchaser, Parent or Trustmark.
     During the last five years, neither the Purchaser, Parent, Trustmark nor, to the knowledge of the Purchaser, Parent or Trustmark, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On January 20, 2010, Parent and the Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Health Fitness. Pursuant to the Merger Agreement, on January 26, 2010, the Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $8.78 per share in cash, without interest and less any required withholding taxes (the “Offer Price”). Following the completion of the Offer, the Purchaser was merged with and into Health Fitness (the “Merger”), effective as of 11:59 p.m. Central Standard Time on February 26, 2010, with Health Fitness surviving the Merger as a wholly owned subsidiary of Parent.
     Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and complete the Merger is approximately $99.4 million, including related transaction fees and expenses. Insurance company subsidiaries of Trustmark made loans and dividends of cash to the Purchaser and Parent, and Trustmark Group, Inc., a Delaware corporation, wholly owned subsidiary of Trustmark and immediate parent entity of Parent, contributed cash to the Purchaser and Parent, together in a sufficient amount to complete the purchase of Shares in the Offer and the Merger. Trustmark Insurance Company (“TIC”), an insurance company subsidiary of Trustmark, funded a portion of its dividend and loan through a drawdown of an advance available to TIC as a member of the Federal Home Loan Bank of Chicago (the “FHLBC”).
     As a member of the FHLBC, TIC is entitled to participate in the FHLBC’s credit programs under the terms of an Advances, Collateral Pledge and Security Agreement dated April 23, 2008 (the “Advances Agreement”) and the FHLBC’s credit policy. TIC has a line of credit with FHLBC, pursuant to which it can request short- and long-term advances from the FHLBC (the “FHLBC Facility”). TIC obtained fixed rate advances in an aggregate amount of $40 million from the FHLBC, with maturities ranging from three to five years. The interest rate for advances, determined at the time the request is made with the FHLBC, fluctuates based on the current market and funding rates for FHLBC notes. The interest rates applicable to the three-year $20 million fixed rate advance, four-year $10 million fixed rate advance and five-year $10 million fixed rate advance that TIC received on February 23, 2010 were 1.95%, 2.50% and 2.96%, respectively. TIC’s outstanding advances under the FHLBC Facility may not at any time exceed 20 times the amount of TIC’s holdings of FHLBC capital stock. The advances must also be fully collateralized by assets that comply with FHLBC collateral eligibility requirements. Securities issued or guaranteed by the United States Treasury or agencies of the United States government, including mortgage-backed securities issued by an agency of the United States government, among other assets, comply with FHLBC collateral eligibility requirements. TIC holds in excess of $100 million of such qualifying collateral as of February 23, 2010.
     The foregoing description of the FHLBC Facility is qualified in its entirety by reference to the complete terms and conditions of the Advances Agreement and the FHLBC Member Products and Credit Policy relating thereto, copies of which are filed as Exhibits 99.3 and 99.4 hereto.
     All of the information contained in the section entitled “Source and Amount of Funds” of the Offer to Purchase dated January 26, 2010 (together with any amendments and supplements, thereto, the “Offer to Purchase”), attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Purchaser, Parent and Trustmark with the Securities and Exchange Commission (the “Commission”) on January 26, 2010 is incorporated herein by reference.

Item 4. Purpose of Transaction.
     (a)-(b) Pursuant to the Merger Agreement, on January 26, 2010, the Purchaser and Parent commenced the Offer to purchase all of the outstanding Shares at a purchase price of $8.78 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO, and the related Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO. After consummation of the Offer and pursuant to the Merger Agreement, the Purchaser was merged with and into Health Fitness, with Health Fitness surviving the Merger as a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) shares owned, directly or indirectly, by Parent or the Purchaser or any of their respective subsidiaries or by Health Fitness or any of its subsidiaries, which were canceled and ceased to exist, and (ii) shares owned by shareholders of Health Fitness who perfect dissenters’ rights under Minnesota law) was canceled and converted into the right to receive $8.78 in cash, without interest and less any required withholding taxes.
     (c) Not applicable.
     (d) On February 25, 2010, upon the Purchaser’s acceptance for payment and payment for all Shares validly tendered and not validly withdrawn pursuant to the Offer, Parent was entitled under the Merger Agreement to elect or designate ten directors to the Board of Directors of Health Fitness (the “Health Fitness Board”). Pursuant to the Merger Agreement, Health Fitness caused Parent’s designees to be elected to the Health Fitness Board on February 25, 2010 by (i) accepting resignations from seven incumbent directors, (ii) increasing the size of the Health Fitness Board by three to thirteen directors and (iii) electing to the Health Fitness Board the ten nominees designated by Parent. At 11:59 p.m. Central Standard Time on February 26, 2010, upon the effectiveness of the Merger, the directors of the Purchaser immediately prior to the effective time of the Merger became the directors of Health Fitness, the surviving corporation.
     (e) Not applicable.
     (f) Not applicable.
     (g) Upon consummation of the Merger, the Articles of Incorporation of Health Fitness were amended and restated in their entirety to read as the Articles of Incorporation attached as Exhibit B to the Merger Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference. Upon consummation of the Merger, the By-laws of Health Fitness were amended and restated in their entirety to read as the By-laws of the Purchaser as in effect immediately prior to the Merger.
     (h) - (i) Upon consummation of the Merger, the Shares became eligible for delisting from the NYSE Amex and termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, Parent does not currently have any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although Parent reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.
     (a)-(b) As a result of the purchase of Shares pursuant to (i) the Offer and (ii) the exercise of the Purchaser’s option (the “Top-Up Option”) to purchase directly from Health Fitness an additional number of Shares sufficient (when combined with the Shares purchased by the Purchaser in the Offer) to give the Purchaser ownership of at least one Share more than 90% (determined on a fully diluted basis and including the issuance of the Shares pursuant to exercise of the Top-Up Option) of the outstanding Shares at a price of $8.78 per Share, on February 26, 2010, the Purchaser beneficially owned an aggregate 9,979,030 Shares (the “Subject Shares”), representing 90.0% of the outstanding Shares (based upon 11,087,811 Shares issued and outstanding as of February 26, 2010, as represented by Health Fitness and after giving effect to the shares issued pursuant to the Top-Up Option. The Purchaser, as the record holder of the Subject Shares, has sole voting and dispositive power of all the Subject Shares. Parent and Trustmark may be deemed to have sole voting and dispositive power of the Subject Shares by virtue of the fact that Purchaser is a direct, wholly owned subsidiary of Parent and an indirect, wholly owned subsidiary of Trustmark. However, Parent and Trustmark disclaim beneficial ownership of the Subject Shares.
     (c) On February 25, 2010, the Purchaser accepted 9,102,844 Shares for purchase at the Offer Price, representing the number of Shares validly tendered and not validly withdrawn as of the initial expiration date of the Offer. On February 26, 2010, the Purchaser purchased 876,186 Shares at the Offer Price pursuant to its exercise of the Top-Up Option. Following the Purchaser’s acceptance for payment of all validly tendered and not validly withdrawn Shares and the Purchaser’s exercise of the Top-Up Option, at 11:59 p.m. Central Standard Time on February 26, 2010, pursuant to the terms of the Merger Agreement, the Purchaser merged with and into Health Fitness and each Share of Health Fitness (other than shares owned by Parent, the Purchaser or Health Fitness or by shareholders of Health Fitness who properly asserted dissenters’ rights under Minnesota law) was automatically converted into the right to receive $8.78 in cash, without interest and less any required withholding tax. As a result of the Merger, Parent and the Purchaser acquired beneficial ownership of 11,087,811 Shares.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Purchaser, Parent and Trustmark, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Health Fitness, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits:

Exhibit Number	Description of Exhibits

99.1	Agreement and Plan of Merger dated as of January 20, 1010, by and among Trustco Holdings, Inc., Trustco Minnesota, Inc. and Health Fitness Corporation (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by the Purchaser, Parent and Trustmark with the Securities and Exchange Commission on January 26, 2010).

99.2	Confidentiality, Non-Disclosure and Non-Solicitation Agreement dated as of November 9, 2009 between Health Fitness Corporation and Trustco Holdings, Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchaser, Parent and Trustmark with the Securities and Exchange Commission on January 26, 2010).

99.3	Advances, Collateral Pledge and Security Agreement dated April 23, 2008 between Trustmark Insurance Company and the Federal Home Loan Bank of Chicago (incorporated herein by reference to Exhibit (b)(1) to the Schedule TO filed by the Purchaser, Parent and Trustmark with the Securities and Exchange Commission on January 26, 2010).

99.4	Federal Home Loan Bank of Chicago Member Products and Credit Policy (incorporated herein by reference to Exhibit (b)(2) to the Schedule TO filed by the Purchaser, Parent and Trustmark with the Securities and Exchange Commission on January 26, 2010).

99.5	Joint Filing Agreement, dated March 1, 2010 by and between Trustco Holdings, Inc., Trustco Minnesota, Inc. and Trustmark Mutual Holding Company.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2010	TRUSTCO MINNESOTA, INC.

	By:	/s/ Sara Lee Keller
	Name:	Sara Lee Keller
	Title:	Secretary

March 1, 2010	TRUSTCO HOLDINGS, INC.

	By:	/s/ Sara Lee Keller
	Name:	Sara Lee Keller
	Title:	Senior Vice President, General Counsel and Secretary

March 1, 2010	TRUSTMARK MUTUAL HOLDING COMPANY

	By:	/s/ Sara Lee Keller
	Name:	Sara Lee Keller
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE I
Trustmark, Parent and the Purchaser
Directors and Executive Officers
     Except as indicated below, each person’s business address is c/o Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, and each such person is a United States citizen.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

J. Grover Thomas Jr.	Chairman of the Board of Directors of Trustmark
J. Grover Thomas Jr., 65, has been in the insurance industry for more than 30 years. From 2000 through 2005, Mr. Thomas was the Chief Executive Officer of Trustmark. In 2005, he was elected Chairman of the Trustmark board. Mr. Thomas is the Past Chairman of America’s Health Insurance Plans, the principal policy-making body of the health insurance industry, and the Medical Information Bureau Group, Inc. He is also on the board of directors of USHealth Group, is a trustee of the Actuarial Foundation and the Georgia State University Foundation, and is Chairman of Freedom from Hunger. A native of Kingman, Arizona, Mr. Thomas holds a B.A. in Business Administration from Briar Cliff University and a M.B.A. from Georgia State University, where he was the recipient of the Distinguished Alumni Achievement Award in 1997. He is also a former president of Georgia State’s Alumni Association.

Frederick L. Blackmon	Director of Trustmark
Frederick L. Blackmon, 57, retired in 2003 as Chief Financial Officer of Zurich Kemper Life Insurance, an insurance company he joined in 1995. From 1989 through 1995, he served as the Chief Financial Officer of Alexander Hamilton Life Insurance. In 2005, Mr. Blackmon was elected to the board of directors of both Pacific Select Funds and Pacific Life Funds, on which he continues to serve. A native of Detroit, Michigan, Mr. Blackmon holds a B.A. in Economics and English from the University of Michigan, and a M.B.A. with concentrations in Finance and Accounting from the University of Chicago.

John A. Clymer	Director of Trustmark
John A. Clymer, 61, oversees the Office of Strategy Management at The Marvin Companies, a door and window manufacturer he joined in 2008. Prior to 2008, Mr. Clymer was a self-employed Financial and Investment Advisor from 2006 through 2008, and an Investment Analyst with Charles Schwab, an investment service provider, from 2001 through 2006. Mr. Clymer serves on the board of directors for Hudson Medical Center, the YMCA Retirement Fund and the Marvin Companies, and is on the Investment Committees for the St. Paul

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Foundation, St. Olaf College, Mardag Foundation, and the St. Paul YMCA. A native of Milwaukee, Wisconsin, Mr. Clymer holds a B.S. in Engineering from the University of Wisconsin-Milwaukee and a M.B.A. from the University of Wisconsin.

Peter F. Drake	Director of Trustmark
Peter F. Drake, 56, is the Managing Partner of Mayflower Partners, LLC, a financial advisory firm he joined in 2002. He is also the Co-Founder and General Partner of Vector Fund Management, a venture capital firm. Mr. Drake serves on the board of directors of Rodman & Renshaw Capital Group Inc., Penwest Pharmaceuticals and Cortex Pharmaceuticals Inc., and on the Bowdoin College board of trustees. A native of St. Louis, Missouri, Mr. Drake holds an A.B. in Biology from Bowdoin College, a Ph.D. in Neurobiology and Biochemistry from Bryn Mawr College and a C.B.A. from the University of Pennsylvania Wharton School of Business.

W. James MacGinnitie	Director of Trustmark
W. James MacGinnitie, 71, has been an Independent Actuary and Consultant since 1999. Prior to 1999, he was a Partner at Ernst & Young, LLP from 1994 through 1997, and was the Chief Financial Officer of CNA Financial from 1997 through 1999. Mr. MacGinnitie serves on the board of directors of RenaissanceRe Holdings, Ltd. and NORCAL Mutual Insurance Company, and on the board of trustees of The Actuarial Foundation. A native of Fort Wayne, Indiana, Mr. MacGinnitie holds a Ph.B. from Northwestern University.

David M. McDonough	Chief Executive Officer of Trustmark and Parent; President and Chief Executive Officer of the Purchaser; Director of Trustmark, Parent and the Purchaser
David M. McDonough, 57, has 30 years of marketing, financial services and risk management experience. Prior to being named Chief Executive Officer of Trustmark in 2005, Mr. McDonough served as President and Chief Operating Officer of Trustmark, where he had direct responsibility for the company businesses, including CoreSource, Trustmark Group Benefits, Starmark, Trustmark Voluntary Benefit Solutions and Trustmark Affinity Markets. Previously, McDonough served as Executive Vice President and Chief Operating Officer of Milwaukee-based Assurant Health. Mr. McDonough is currently a member of the board of directors of the Illinois Life Insurance Council, America’s Health Insurance Plans and the Lake Forest Graduate School of Management. A native of Hartford, Connecticut, Mr. McDonough holds a B.S. in Marketing from Central Connecticut State University, a M.S.B.A. from the University of Massachusetts at Amherst and a M.A. in Economics from Trinity College.

John B. Scott	Director of Trustmark
John B. Scott, 65, retired from his position as Chairman, President and Chief Executive Officer of Zurich Kemper Life Insurance Companies

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

in 2000. He serves on the board of directors of Capital Synergies, Inc. and NaviSys, Inc., and is the Chairman of the board of regents of the University of the South. A native of St. Louis, Missouri, Mr. Scott holds a B.A. in English from the University of the South and a M.B.A. in Finance from Loyola University.

Lynn Shapiro Snyder	Director of Trustmark
Lynn S. Snyder, 53, is a Senior Member of the Health Care and Life Sciences Practice at Epstein Becker & Green, P.C., a Washington, D.C. law firm she joined in 1979. She is also a member of the advisory board of the Washington Institute for Israel Policy Research, the Academy for International Health Studies, and The Bureau of National Affairs, Inc. Health Care Fraud Report, and is a founder and director of the Women Business Leaders of the U.S. Health Care Industry Foundation®. A native of Plainfield, New Jersey, Ms. Snyder holds a B.A. in Economics from Franklin & Marshall College and a Juris Doctor from George Washington University National Law Center.

David B. Weick	Director of Trustmark
David B. Weick, 53, is the Senior Vice President and Chief Information Officer of McDonald’s Corporation, a food service company he joined in 1997. He is also a member of the board of directors of eMac Digital, LLP and El Valor Corp. and is a trustee on the Food Service Technology Advisory Board. A native of Chicago, Illinois, Mr. Weick holds a B.S. in Computer Science from Northern Illinois University and a M.B.A. from Loyola University.

Peter D. Ziegler	Director of Trustmark
Peter D. Ziegler, 60, retired as Chairman, President and Chief Executive Officer of The Ziegler Companies, Inc. in 2000. Mr. Ziegler currently serves as a member of the board of directors of West Bend Mutual Insurance Co., the Marshfield Clinic, the Southeastern Regional Planning Commission, Blood Center of Wisconsin and Blood Center Research Center, and is the endowment fund advisor to the United Way of Washington County. A native of West Bend, Wisconsin, Mr. Ziegler holds a B.A. in Economics from Ripon College and a M.B.A. from Northwestern University.

Joseph L. Pray	President and Chief Operating Officer of Trustmark and Parent; Director of the Purchaser
Joseph L. Pray, 53, joined Trustmark in 2002 as Vice President – Sales & Marketing, Voluntary Benefit Solutions, and now serves as Trustmark’s President and Chief Operating Officer. Prior to 2002, Mr. Pray worked at Cerulean Companies Inc. and Blue Cross Blue Shield of Georgia from 1992 through 2002. A native of Saginaw, Michigan, Mr. Pray holds a B.S. in Accounting and Data Processing from Ferris State University.

J. Brinke Marcuccilli	Executive Vice President and Chief Financial Officer of Trustmark

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

and Parent; Chief Financial Officer of the Purchaser; Director of Parent and the Purchaser
J. Brinke Marcuccilli, 55, joined Trustmark in 2000 as Senior Vice President. He has been in the insurance industry for more than 25 years, and has previously served as Chief Financial Officer of Fortis Long Term Care, Connecticut Mutual/Mass Mutual and a significant business within the former Providian Corporation. A native of Lexington, Kentucky, Mr. Marcuccilli holds a B.A. in Accounting from the University of Kentucky and completed the Program for Management Development at Harvard Business School. Mr. Marcuccilli, a Certified Public Accountant, is a member of the American Institute of Certified Public Accountants. Mr. Marcuccilli is retiring from his positions with Trustmark, Parent and the Purchaser effective as of March 31, 2010.

Warren R. Schreier	Executive Vice President – Employer Medical, Individual Medical and Consumer Health Advice of Trustmark; Executive Vice President of Parent; Director of Parent and the Purchaser
Warren R. Schreier, 62, has extensive experience in the insurance business, serving Trustmark for more than 40 years. He became Senior Vice President of the Group Benefits division in 1992, of Voluntary Benefits in 1993, of Corporate Administration in 1999, and of Starmark and Affinity Markets in 2005. He was named Executive Vice President, Affinity Markets Group and Starmark in 2007 and Executive Vice President, Employer Medical, Individual Medical and Consumer Health Advice in 2009. A native of Plainview, Nebraska, Mr. Schreier has a B.S. in Business Administration from the University of Illinois and is a graduate of Northwestern University’s Executive Development Program. He holds the insurance designations of Fellow, Life Management Institute, Chartered Life Underwriter and Associate, Academy of Life Underwriting.

Paul J. Lotharius	President and Chief Executive Officer, CoreSource, a subsidiary of Trustmark; Senior Vice President of Parent
Paul J. Lotharius, 46, joined Trustmark in 2002 as the Senior Vice President and Chief Operating Officer of CoreSource, a subsidiary of Trustmark. In 2007, he assumed the role of President and Chief Executive Officer of CoreSource. A native of Milwaukee, Wisconsin, Mr. Lotharius holds a B.S. in Computer Science from Purdue University and a M.B.A. from Butler University.

John K. Anderson	Senior Vice President – Employer Medical of Trustmark; Senior Vice President of Parent
John K. Anderson, 42, joined Trustmark in 1990, and is currently responsible for actuarial and managerial services relating to employer-based insurance as Senior Vice President – Employer Medical. Mr. Anderson is a member of the American Academy of Actuaries and the Society of Actuaries. A native of Oak Lawn, Illinois, Mr. Anderson holds a B.A. in Mathematics from North Park College.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Nancy M. Eckrich	Senior Vice President – Managed Care, Administration, Disability Income/Long Term Care and Individual Medical of Trustmark; Senior Vice President of Parent
Nancy M. Eckrich, 47, joined Trustmark in 1986, became the Assistant Vice President – Individual Health Benefits in 1994, Vice President – Compliance and Communications in 1998 and assumed her current Senior Vice President role in 2004. She is a member of the Chicago Claim Association, the Midwest Claim Association and the Heath Insurance Association of America. A native of Chicago, Illinois, Ms. Eckrich holds a B.S. in Finance from University of Illinois at Chicago, and a M.B.A. from Keller Graduate School.

Jerome H. Hitpas	Senior Vice President and Chief Investment Officer of Trustmark; Senior Vice President of Parent
Jerry Hitpas, 55, joined Trustmark in 1994, and is currently responsible for management of Trustmark’s investment portfolio and retirement plan as the Senior Vice President and Chief Investment Officer, a position he assumed in 2004. A native of St. Louis, Missouri, Mr. Hitpas holds a B.S. in Accounting from DePaul University and a M.M. in Economics and Finance from Northwestern University Kellogg School of Business.

Sara Lee Keller	Senior Vice President, General Counsel and Secretary of Trustmark and Parent; Secretary of the Purchaser; Director of Parent and the Purchaser
Sara Lee Keller, 53, joined Trustmark as Senior Vice President and General Counsel in 2007. Prior to joining Trustmark, Ms. Keller was a Partner at Freeborn & Peters LLP, a Chicago law firm, from 2005 through 2007, and was the Associate General Counsel of Express Financial Solutions, a division of GE Commercial Finance, from 2001 through 2005. A native of Warsaw, New York, Ms. Keller holds a B.A. in Government from Wells College and a Juris Doctor and LL.M. in Tax from Villanova University. Ms. Keller is a member of the American Bar Association.

Kathie J. Martiné	Senior Vice President – Human Resources and Corporate Communications of Trustmark; Senior Vice President of Parent
Kathie J. Martiné, 59, joined Trustmark as Senior Vice President – Human Resources and Corporate Communications in 2006. Prior to 2006, Ms. Martiné served as the Vice President – Human Resources for Quest International from 1999 through 2006. A native of Chicago, Illinois, Ms. Martiné holds a B.A. in Organizational Development from National Louis University, and completed the Global Consulting Human Resources Partnership Program at the University of Michigan.

Alex N. Moral	Senior Vice President – Voluntary Benefit Solutions of Trustmark
Alex Moral, 53, joined Trustmark in 2006 as Vice President and Actuary – Voluntary Benefit Solutions. In 2010, he assumed his current position as Senior Vice President – Voluntary Benefit Solutions. Prior to 2006, Mr. Moral worked at AIG American

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

General, an insurance and financial services organization, from 2004 through 2006. A native of Manila, Philippines, Mr. Moral holds a B.S. in Mathematics from the University of the Philippines and a M.A. in Actuarial Science from Ball State University.

Steven R. Penny	Senior Vice President and Chief Information Officer of Trustmark; Senior Vice President of Parent
Steven R. Penny, 47, joined Trustmark in 1986 as a Consultant. He became the Assistant Vice President – Corporate Systems in 1995, the Vice President – Information Technology in 2003 and assumed his current position as Senior Vice President and Chief Information Officer in 2005. A native of Evanston, Illinois, Mr. Penny holds a B.A. in Business Administration from Augustana College.

Paul T. Schuster	Treasurer of Parent and the Purchaser
Paul T. Schuster, 47, has served as the Vice President – Corporate Finance and Treasurer of Trustmark since 2001. Prior to 2001, he was Chief Financial Officer of Trustmark’s subsidiary InfoTrust. Mr. Schuster holds a B.A. in Business Administration and an M.B.A. from the University of Chicago. He is a Certified Public Accountant.

Philip Goss	Vice President – Finance of Trustmark
Philip Goss, 50, joined Trustmark in 2008 as Vice President – Finance. Prior to 2008, he served as the Chief Financial Officer and Treasurer of Fort Dearborn Life Insurance Company from 2004 through 2005, and the Vice President – Information Strategy of Health Care Service Corporation from 2005 through 2008. A native of Manchester, Connecticut, Mr. Goss holds a B.S. in Accounting from Bryant University and a M.B.A. from Northwestern University Kellogg School of Management. Mr. Goss will become the Chief Financial Officer of Trustmark, Parent and the Purchaser as of April 1, 2010.